# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sunrise Communications AG, CIK 0002021938
CUSIP: 867975104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: THURGAUERSTRASSE 101B, GLATTPARK, OPFIKON, ZURICH, Switzerland (V8), 8152
Date of event which requires filing of this statement: 01/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001061768

## Reporting persons
- BAUPOST GROUP LLC/MA: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,169,198; sole dispositive power 0; shared dispositive power 2,169,198; aggregate amount beneficially owned 2,169,198 (3.1% of the class)
  Comment: FOOTNOTES
- Baupost Group GP, L.L.C.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,169,198; sole dispositive power 0; shared dispositive power 2,169,198; aggregate amount beneficially owned 2,169,198 (3.1% of the class)
  Comment: FOOTNOTES
- Seth A. Klarman: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,169,198; sole dispositive power 0; shared dispositive power 2,169,198; aggregate amount beneficially owned 2,169,198 (3.1% of the class)
  Comment: FOOTNOTES

## Item 1. Issuer
Name of issuer: Sunrise Communications AG
Address of issuer's principal executive offices: THURGAUERSTRASSE 101B, GLATTPARK, OPFIKON, ZURICH, SWITZERLAND, 8152

## Item 2. Person Filing
Name of person filing:
(1) The Baupost Group, L.L.C.
(2) Baupost Group GP, L.L.C.
(3) Seth A. Klarman
Address of principal business office or, if none, residence:
(1) The Baupost Group, L.L.C.
10 St. James Avenue, Suite 1700
Boston, Massachusetts 02116

(2) Baupost Group GP, L.L.C.
10 St. James Avenue, Suite 1700
Boston, Massachusetts 02116

(3) Seth A. Klarman
10 St. James Avenue, Suite 1700
Boston, Massachusetts 02116
Citizenship:
(1) The Baupost Group, L.L.C.: State of Delaware
(2) Baupost Group GP, L.L.C.: State of Delaware
(3) Seth A. Klarman: The United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
(1) The Baupost Group, L.L.C.: 2,169,198
(2) Baupost Group GP, L.L.C.: 2,169,198
(3) Seth A. Klarman: 2,169,198
Percent of class:
(1) The Baupost Group, L.L.C.: 3.13%
(2) Baupost Group GP, L.L.C.: 3.13%
(3) Seth A. Klarman: 3.13%
Sole power to vote or to direct the vote:
(1) The Baupost Group, L.L.C.: 0
(2) Baupost Group GP, L.L.C.: 0
(3) Seth A. Klarman: 0
Shared power to vote or to direct the vote:
(1) The Baupost Group, L.L.C.: 2,169,198
(2) Baupost Group GP, L.L.C.: 2,169,198
(3) Seth A. Klarman: 2,169,198
Sole power to dispose or to direct the disposition:
(1) The Baupost Group, L.L.C.: 0
(2) Baupost Group GP, L.L.C.: 0
(3) Seth A. Klarman: 0
Shared power to dispose or to direct the disposition:
(1) The Baupost Group, L.L.C.: 2,169,198
(2) Baupost Group GP, L.L.C.: 2,169,198
(3) Seth A. Klarman: 2,169,198

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Securities reported on this statement on Schedule 13G as being beneficially owned by The Baupost Group, L.L.C. were purchased on behalf of various private investment limited partnerships.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See footnote.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BAUPOST GROUP LLC/MA: Seth A. Klarman, Chief Executive Officer (02/04/2026)
- Baupost Group GP, L.L.C.: Seth A. Klarman, Managing Member (02/04/2026)
- Seth A. Klarman: Seth A. Klarman, Seth A. Klarman (02/04/2026)
Comment: Footnotes: Item 3, Item 4 and Item 7

This statement on Schedule 13G is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), Baupost Group GP, L.L.C. ("BG GP") and Seth A. Klarman. Baupost is a registered investment adviser and acts as an investment adviser and general partner to various private investment limited partnerships. Securities reported on this statement on Schedule 13G as being beneficially owned by Baupost were purchased on behalf of certain of such partnerships. BG GP, as the Manager of Baupost, and Seth A. Klarman, as the Managing Member of BG GP and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934, as amended, of the securities beneficially owned by Baupost.

Pursuant to Rule 13d-4, Seth A. Klarman and BG GP declare that the filing of this statement on Schedule 13G shall not be deemed an admission by either or both of them that they are, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement on Schedule 13G.